===============================================================================

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            _______________________

                                   FORM 6-K

      REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            _______________________

                       Date of Report: January 20, 2004


                              CEMEX, S.A. de C.V.
                              -------------------
            (Exact name of Registrant as specified in its charter)


                                  CEMEX Corp.
                                  -----------
                (Translation of Registrant's name into English)


                             United Mexican States
                             ---------------------
                (Jurisdiction of incorporation or organization)


         Av. Ricardo Margain Zozaya #325, Colonia del Valle Campestre
                    Garza Garcia, Nuevo Leon, Mexico 64000
         ------------------------------------------------------------
                   (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X        Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____   No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A
==============================================================================

                                   Contents

1. Press release announcing CEMEX's results for the fourth quarter of 2003 (attached hereto as exhibit 1).

2.   2003 fourth quarter earnings release (attached hereto as exhibit 2).

                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                CEMEX, S.A. de C.V.
                                     -------------------------------------
                                                 (Registrant)


Date:  January 20, 2004             By:  /s/Rafael Garza
                                        ----------------------------------
                                        Name:  Rafael Garza
                                        Title: Chief Comptroller

                                 EXHIBIT INDEX


EXHIBIT NO.           DESCRIPTION
-----------           -----------

1 Press release announcing CEMEX's results for the fourth quarter of 2003.

2.                    2003 fourth quarter earnings release.

                                                                     Exhibit 1

Media Relations              Investor Relations             Analyst Relations
Jorge Perez                  Abraham Rodriguez              Ricardo Sales
(52 81) 8888-4334            (52 81) 8888-4262              (212) 317-6008



                             [CEMEX LOGO OMITTED]
                            Building the future(TM)



                       CEMEX'S FOURTH QUARTER 2003 SALES
                        INCREASE 10%; EBITDA GROWS 22%

MONTERREY, MEXICO, January 20, 2003 - CEMEX, S.A. de C.V. (NYSE: CX) announced today that its consolidated net sales for the fourth quarter of 2003 were US$1.8 billion, up 10% in dollar terms compared with the same period of 2002. The growth in sales was due to the overall improvement in economic conditions during the second half of the year. Our operations in Mexico, the United States and Spain, our three largest markets, saw increased public spending in infrastructure and housing. In real peso terms, net sales grew 8%, to MXP20.1 billion.

Our consolidated cement sales volume during the quarter was 16.3 million metric tons, up 4% compared with the fourth quarter of 2002, while ready-mix volumes were 11% higher at 5.5 million cubic meters.

Free cash flow for the fourth quarter decreased 19% in dollar terms compared with the same quarter of 2002, reaching US$247 million. EBITDA (operating income plus depreciation and amortization) grew 22% to US$509 million. Our consolidated EBITDA margin grew to 29% in the fourth quarter of 2003 from 26% during the same period of last year. The three percentage-point increase is due mainly to higher sales volumes and lower SG&A expenses. In real peso terms, EBITDA was MXP5.7 billion, up 19% compared with the same quarter of 2002.

Hector Medina, Executive Vice President of Planning and Finance, said "Twelve months ago, we faced a global economy burdened by uncertainty and volatility, offering few visible growth opportunities and subject to important downside risks. The reality was, however, better than expected. Demand in markets such as the United States, whose outlook was negative a year ago, grew significantly during the second half of 2003. Led by the U.S. economic expansion, the global economic environment has also moderately improved and offers better prospects for the year ahead. For example, Mexico and Spain, our other two major markets, grew at twice the rate of GDP growth or more. In fact, visibility has improved for most of the markets in our portfolio. These are growth markets on the upswing, and we feel that we are well prepared to capitalize on their accelerating development during 2004. For all of these reasons I've just mentioned, we approach 2004 with optimism.".

Fourth-quarter operating income increased 33% in dollar terms, to US$342 million. In real peso terms, operating income grew 31% to MXP3.8 billion. Our selling, general and administrative (SG&A) expenses decreased 1% versus the fourth quarter of 2002, but remained flat for the full year. As a percentage of net sales, SG&A decreased 2.6 percentage points versus the same period in 2002 and 2.1 percentage points for the full year versus 2002. The improved SG&A and SG&A margin is due to our ongoing cost-reduction initiatives which lowered costs significantly at the corporate and plant levels.

Other net expenses for the quarter were US$188 million, versus US$109 million in the fourth quarter of 2002. Of the US$188 million, US$17 million were cash expenses. The increase in the non-cash portion of these expenses was due mainly to the impairment of some assets in Asia.

Majority net income for the fourth quarter was US$91 million (US$0.28 per ADR), versus US$166 million in the year-ago quarter. The decrease was due mainly to losses in foreign exchange and marketable securities, as well as higher other non-cash charges. In real peso terms, majority net income decreased 46% to MXP1.03 billion.

At the end of the quarter, our net debt was US$5,641 million, representing a reduction of 8% versus the fourth quarter of 2002. Free cash flow in the amount of US$150 million was used to reduce debt during the quarter; when expressed in dollar terms, however, net debt decreased by US$35 million due to the appreciation of the yen and the euro versus the U.S. dollar during the quarter

Our net debt to EBITDA ratio reached 2.7 times, versus 3.2 times at the end of the 2002. CEMEX's interest coverage (EBITDA divided by interest expense plus preferred dividends, all for the last twelve months) was 5.3 times, versus 5.2 times a year ago.

CEMEX's Mexican operations reported net sales of US$664 million in the fourth quarter, a 5% growth versus the same period of 2002. EBITDA was down 1%, to US$275 million. Domestic cement sales volumes increased 2% for the quarter and 4% for the full year 2003 versus comparable periods of last year. The industrial and commercial sectors of the economy remain stable, with infrastructure projects and social housing driving most of the demand growth.

In constant Mexican Pesos, CEMEX Mexico's net sales were MXP 6.96 billion, down 6% versus fourth quarter 2002. For the full year, net sales were MXP
29.54 billion, up 4% versus 2002. Gross profit was down 8% for the quarter at MXP 4.0 billion, and up 1% at MXP 17.0 billion for the full year. Operating income reached MXP 2.51 billion, down 8% from fourth quarter 2002, and MXP
17.04 billion for the full year, an increase of 1% versus 2002.

In the United States, CEMEX's net sales were US$446 million, an increase of 14% compared to the year-earlier period. Quarterly EBITDA was 15% higher year-over-year, reaching US$99 million. Cement sales volumes increased 10% during the fourth quarter of 2003 and 2% for the full year, compared to the year-earlier periods. The public works - particularly streets and highways - and residential sectors were particularly strong in the second half of 2003, while the industrial and commercial sector reversed its downward trend and is now stable. Ready-mix volumes increased 1% for the quarter.

In constant Mexican Pesos, our CEMEX U.S. operations posted net sales of MXP
4.83 billion, up 5% versus fourth quarter 2002. For the full year, net sales were MXP 19.47 billion, down 3% versus 2002. Gross profit was up 12% for the quarter at MXP 1.65 billion, and down 11% at MXP 6.23 billion for the full year. Operating income reached MXP 660 million, up 24% from fourth quarter 2002, and MXP 2.30 billion for the full year, a decrease of 26% versus 2002.

In Spain, CEMEX's net sales and EBITDA for the fourth quarter grew 18% and 13%, reaching US$275 and US$79 million, respectively, compared with the same quarter of 2002. Domestic cement and ready-mix volumes increased 4% for the quarter versus the year-earlier period, and 5% for the full year 2003. Residential construction activity was high during the quarter, while spending in public works remained strong due to Spain's infrastructure program.

In constant Mexican Pesos, CEMEX Spain's net sales were MXP 3.89 billion, up 17% versus fourth quarter 2002. For the full year, net sales were MXP 13.65 billion, up 21% versus 2002. Gross profit was up 10% for the quarter at MXP
1.40 billion, and up 13% at MXP 4.86 billion for the full year. Operating income reached MXP 819 million, up 10% from fourth quarter 2002, and MXP 2.98 billion for the full year, an increase of 13% versus 2002.

CEMEX Venezuela reported a 26% growth in sales, reaching US$84 million. EBITDA increased to US$38 million, 22% higher compared with the same period of 2002. Domestic cement volumes increased 30%, while ready-mix volumes grew 36%. The level of economic activity increased during the fourth quarter, and the government increased its spending on infrastructure projects. Economic activity during December of this year was significantly stronger than December of 2002 due to the general strike in Venezuela at the end of 2002.

In constant Mexican Pesos, CEMEX Venezuela's net sales were MXP 1.03 billion, up 1% versus fourth quarter 2002. For the full year, net sales were MXP 3.58 billion, up 3% versus 2002. Gross profit was down 5% for the quarter at MXP 486 million, and down 2% at MXP 1.67 billion for the full year. Operating income reached MXP 346 million, up 6% from fourth quarter 2002, and MXP 1.20 billion for the full year, an increase of 6% versus 2002.

CEMEX Colombia's net sales were US$57 million, up 3% versus the year-ago period. EBITDA, at US$34 million, decreased 4%. Cement volume was down 6% versus the fourth quarter of 2002, while ready-mix volume grew 32%. Spending on infrastructure during the quarter was weaker than previous periods as many projects came to an end at the end of the year.

In constant Mexican Pesos, CEMEX Colombia's net sales were MXP 699 million, up 7% versus fourth quarter 2002. For the full year, net sales were MXP 2.48 billion, up 12% versus 2002. Gross profit was up 14% for the quarter at MXP 417 million, and up 13% at MXP 1.38 billion for the full year. Operating income reached MXP 321 million, up 12% from fourth quarter 2002, and MXP 1.03 billion for the full year, an increase of 11% versus 2002.

Our operations in Central America and the Caribbean reported quarterly net sales of US$135 million, down 5% vis-a-vis the fourth quarter of 2002. EBITDA grew 15%, reaching US$33 million. Both cement and ready-mix sales volumes for the quarter decreased 9%.

In constant Mexican Pesos, CEMEX's operations in Central America and the Caribbean reported net sales of MXP 1.55 billion, flat versus fourth quarter 2002. For the full year, net sales were MXP 6.67 billion, up 16% versus 2002. Gross profit was up 14% for the quarter at MXP 515 million, and flat at MXP
2.11 billion for the full year. Operating income reached MXP 287 million, up 29% from fourth quarter 2002, and MXP 1.18 billion for the full year, an increase of 9% versus 2002.

CEMEX Egypt's sales increased 12% while domestic cement volumes decreased 22% versus the fourth quarter of 2002. Investment in infrastructure during the quarter was stronger than expected, and remains as the main driver of demand. EBITDA grew 81% reached US$16 million.

In constant Mexican Pesos, CEMEX Egypt's net sales were MXP 436 million, up 1% versus fourth quarter 2002. For the full year, net sales were MXP 1.51 billion, down 12% versus 2002. Gross profit was up 123% for the quarter at MXP 226 million, and up 14% at MXP 691 million for the full year. Operating income reached MXP 105 million, up from a loss of 3 million in fourth quarter 2002, and MXP 334 million for the full year, an increase of 51% versus 2002.

Our Asian operations, which include the Philippines, Thailand, Taiwan and Bangladesh, posted net sales of US$45 million, 4% higher than the same quarter of 2002. Domestic cement volumes declined 10%. Activity in the construction sector in the Philippines remains at a low level, driven mainly by decreased government spending in infrastructure. In constant Mexican Pesos, CEMEX's operations in Asia reported net sales of MXP 473 million, down 4% versus fourth quarter 2002. For the full year, net sales were MXP 2.08 billion, up 3% versus 2002. Gross profit was up 21% for the quarter at MXP 153 million, and up 7% at MXP 606 million for the full year. Operating income reached MXP 20 million, up from a loss of 89 million in fourth quarter 2002, and a loss of MXP 77 million for the full year, a decrease of 13% versus 2002.

CEMEX is a leading global producer and marketer of cement and ready-mix products, with operations concentrated in the world's most dynamic cement markets across four continents. CEMEX combines a deep knowledge of the local markets with its global network and information technology systems to provide world-class products and services to its customers, from individual homebuilders to large industrial contractors. For more information, visit www.cemex.com.

             ----------------------------------------------------

EBITDA is defined as operating income plus depreciation and amortization. Free Cash Flow is defined as EBITDA minus net interest expense, capital expenditures, change in working capital, taxes paid, dividends on preferred equity and other cash items. Net debt is defined as total debt plus equity obligations minus cash and cash equivalents. All of the above items are presented under generally accepted accounting principles in Mexico. EBITDA and Free Cash Flow (as defined above) are presented herein because CEMEX believes that they are widely accepted as financial indicators of CEMEX's ability to internally fund capital expenditures and service or incur debt. EBITDA and Free Cash Flow should not be considered as indicators of CEMEX's financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.

                                                                     EXHIBIT 2


[CEMEX GRAPHIC OMITTED]


Stock Listing Information

NYSE (ADR)
Ticker: CX

MEXICAN STOCK EXCHANGE
Ticker: CEMEX.CPO

Ratio of CEMEX.CPO to CX=5:1


Investor Relations

In the United States
1 877 7CX NYSE


In Mexico
52 (81) 8888 4292

E-Mail
ir@cemex.com

    www.cemex.com


                             2003
                            FOURTH QUARTER RESULTS


                                    Fourth quarter                                Fourth quarter
                              -------------------------                      -----------------------
                                2003    2002    % Var.                            2003     2002
----------------------------------------------------------------------------------------------------
Net sales                      1,787   1,621       10%                           % of Net Sales
----------------------------------------------------------------------------------------------------
Gross profit                     757     675       12%                           42.4%    41.7%
----------------------------------------------------------------------------------------------------
Operating income                 342     256       33%                           19.1%    15.8%
----------------------------------------------------------------------------------------------------
Majority net income               91     166      (45%)                           5.1%    10.2%
----------------------------------------------------------------------------------------------------
EBITDA                           509     417       22%                           28.5%    25.8%
----------------------------------------------------------------------------------------------------
Free cash flow                   247     304      (19%)                          13.8%    18.8%
----------------------------------------------------------------------------------------------------


-------------------------------------------------------
Net debt                       5,641   6,122      (8%)
-------------------------------------------------------
Net debt/EBITDA                  2.7     3.2
-------------------------------------------------------
Interest coverage                5.3     5.2
-------------------------------------------------------
Quarterly earnings per ADR      0.28    0.54     (48%)
-------------------------------------------------------
Average ADRs outstanding       323.9   304.2        6%
----------------------------------------------------------------------------------------------------

In millions of U.S. dollars, except ratios and per-ADR amounts.
Average ADRs outstanding presented in millions of ADRs.



Consolidated net sales increased 10% over fourth quarter 2002 to US$1,787 million. Most of our major markets increased cement sales volumes as the global economy expanded during the second half of the year. Our operations in Spain, the United States and Mexico, our three largest markets, saw increased public spending in infrastructure and housing.

Cost of goods sold as a percentage of net sales decreased 0.7 percentage points versus fourth quarter 2002, but increased by 1.8 percentage points for the full year, due mainly to overall higher energy, electricity, insurance, and transportation costs.

Selling, general and administrative expenses (SG&A) decreased 1% versus fourth quarter 2002, but remained flat for the full year. As a percentage of net sales, SG&A decreased 2.6 percentage points versus the same period in 2002 and
2.1 percentage points for the full year versus 2002. The improved SG&A and SG&A margin is due to our ongoing cost-reduction initiatives which lowered costs significantly at the corporate and plant levels.

EBITDA increased to US$509 million, representing an increase of 22% over fourth quarter 2002, and our consolidated EBITDA margin increased to 29% from 26% in the same period in 2002. The three percentage-point increase is due mainly to higher sales volumes and lower SG&A.

Foreign exchange gain (loss) for the quarter was a loss of US$29 million, versus a loss of US$5 million in fourth quarter 2002. The loss was mainly due to the depreciation of the Mexican peso against the U.S. dollar.

Marketable securities gain (loss) for the quarter was a loss of US$25 million, versus a gain of US$7 million in fourth quarter 2002. The loss is due to the decrease in value of some of our currency swaps and interest-rate derivatives, a portion of which is recognized in our income statement.

Other net expenses for the quarter were US$188 million, versus US$109 million in fourth quarter 2002. Of the US$188 million, US$17 million were cash expenses. The increase in the non-cash portion of these expenses was due mainly to the impairment of some assets in Asia.

Majority net income for the quarter was US$91 million, versus US$166 million in the fourth quarter of 2002. The decrease was due mainly to losses in foreign exchange and marketable securities, as well as higher other non-cash charges.

Net debt at the end of the fourth quarter was US$5,641 million, a decrease of 8% compared to that at the end of 2002. The ratio of net debt to EBITDA reached 2.7 times, versus 3.2 times at the end of 2002. Free cash flow in the amount of US$150 million was used to reduce debt during the quarter; when expressed in dollar terms, however, net debt decreased by US$35 million due to the appreciation of the yen and the euro versus the U.S. dollar during the quarter.


Please refer to the end of this report for definition of terms, U.S. dollar transaction methodology and other important disclosures.


EBITDA and Free Cash Flow
---------------------------------------------------------------------------------------------------------------------------
                                                                  Fourth quarter                       January-December
                                                             ------------------------            --------------------------
                                                               2003    2002   % Var.               2003   2002      % Var.
---------------------------------------------------------------------------------------------------------------------------
Operating income                                                342     256      33%              1,455  1,310         11%
---------------------------------------------------------------------------------------------------------------------------
+ Depreciation and operating amortization                       167     161                         653    607
---------------------------------------------------------------------------------------------------------------------------
EBITDA                                                          509     417      22%              2,108  1,917         10%
---------------------------------------------------------------------------------------------------------------------------
- Net financial expense                                          91      81                         364    288
---------------------------------------------------------------------------------------------------------------------------
- Capital expenditures                                          132     132                         393    416
---------------------------------------------------------------------------------------------------------------------------
- Change in working capital                                       8    (161)                         61     (2)
---------------------------------------------------------------------------------------------------------------------------
- Taxes paid                                                     16      33                          73    165
---------------------------------------------------------------------------------------------------------------------------
- Preferred dividend payments                                   (2)       7                          19     34
---------------------------------------------------------------------------------------------------------------------------
- Other cash items                                               17      22                          55     68
---------------------------------------------------------------------------------------------------------------------------
Free cash flow                                                  247     304     (19%)             1,143    948         21%
---------------------------------------------------------------------------------------------------------------------------

In millions of U.S. dollars.



During the quarter, US$247 million of free cash flow was used as follows:
US$150 million to reduce debt; however, net debt was reduced by US$35 million during the quarter as a result of foreign exchange movements in the amount of US$115 million; US$75 million to exercise an option to terminate an asset-based financing transaction; and US$22 million in other investments.

EBITDA and free cash flow (calculated as set forth above) are presented herein because CEMEX believes that they are widely accepted as financial indicators of its ability to internally fund capital expenditures and to service or incur debt. EBITDA and free cash flow should not be considered as indicators of CEMEX's financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies. EBITDA is reconciled above to operating income, which CEMEX considers to be the most comparable measure as determined under generally accepted accounting principles in Mexico (GAAP). Free cash flow is reconciled to EBITDA. CEMEX is not required to prepare a statement of cash flows under Mexican accounting principles and, as such does not have such GAAP cash flow measures to present as comparable to EBITDA or free cash flow.

Debt-Related Information
-------------------------------------------------------------------------------


                                   Fourth quarter           Third quarter                                     Fourth quarter
                              -------------------------   -----------------                               --------------------
                               2003     2002  % Var.              2003                                        2003    2002
---------------------------------------------------------------------------     ----------------------------------------------
Total debt                    5,866    5,767      2%             5,368          Currency denomination
---------------------------------------------------------------------------
     Short term                 23%      24%                       21%
---------------------------------------------------------------------------     ----------------------------------------------
     Long term                  77%      76%                       79%          U.S. dollar                    68%     72%
---------------------------------------------------------------------------     ----------------------------------------------
Equity obligations               66      716   (91%)               716          Yen                            13%     13%
---------------------------------------------------------------------------     ----------------------------------------------
Cash & cash equivalents         291      361   (19%)               409          Euro                           18%     11%
---------------------------------------------------------------------------     ----------------------------------------------
Net debt                      5,641    6,122    (8%)             5,676          Other                           1%      4%
---------------------------------------------------------------------------     ----------------------------------------------

---------------------------------------------------------------------------
Interest expense                 94       87                        94          Interest rate
---------------------------------------------------------------------------
Preferred dividends             (2)        7                         7
---------------------------------------------------------------------------     ----------------------------------------------
Interest coverage               5.3      5.2                       5.0          Fixed                          61%     39%
---------------------------------------------------------------------------     ----------------------------------------------
Net debt/EBITDA                 2.7      3.2                       2.8          Variable                       39%     36%
---------------------------------------------------------------------------     -----------------------------------------------
Capitalization ratio          46.7%    47.5%                     44.4%          Fixed deferred                  0%     25%
---------------------------------------------------------------------------     -----------------------------------------------

In millions of U.S. dollars, except ratios.


Other developments

During the fourth quarter we closed through one of our subsidiaries in Europe a new two and three-year multi-tranche loan in euros, dollars and yens. The transaction was over-subscribed and totaled the equivalent of US$1.15 billion. The proceeds were used to repurchase the remaining US$650 million in preferred equity and to refinance US$400 million outstanding under a Revolving Credit Facility, both of which were scheduled to mature in 2004.




Please refer to the end of this report for definition of terms, U.S. dollar transaction methodology and other important disclosures.

Equity-Related Information
-------------------------------------------------------------------------------

One CEMEX ADR represents five CEMEX CPOs. The following amounts are expressed in CPO terms.

Beginning-of-quarter CPO-equivalent units outstanding           1,619,029,837
------------------------------------------------------- ----------------------

   Exercise of stock options not hedged                             1,165,702
   Change in the number of CPOs held in subsidiaries                   16,970

End-of-quarter CPO-equivalent units outstanding                 1,620,212,509
------------------------------------------------------- ----------------------

Outstanding units equal total shares issued by CEMEX less shares held in subsidiaries.

Employee stock-option plans

As of December 31, 2003, directors, officers and other employees under our employee stock-option plans had outstanding options to acquire 150,502,054 CEMEX CPOs. Of the total options outstanding, 96.2% are hedged through equity forward agreements and will not dilute existing shares when exercised. The total amount of these options programs represents 9.3% of total CPOs outstanding.


Derivative Instruments
-------------------------------------------------------------------------------

CEMEX periodically utilizes derivative financial instruments such as interest-rate and currency swaps, currency and equity forward contracts, options and futures in order to execute its corporate financing strategy and to hedge its stock-option plans and other equity-related obligations.

The following table shows the notional amount for each type of derivative instrument and the aggregate fair market value for all of CEMEX's derivative instruments as of the last day of each quarter presented.


                                                 Fourth quarter                       Third quarter

Notional amounts                                 2003    2002                              2003
-----------------------------------------------------------------------------------------------------
Equity *                                        1,085   1,452                             1,532
Foreign-exchange                                2,893   3,174                             3,090
Interest-rate                                   2,224   3,644                             3,233
-----------------------------------------------------------------------------------------------------
Estimated aggregate fair market value            (233)   (415)                             (162)
-----------------------------------------------------------------------------------------------------

In millions of U.S. dollars.


The estimated aggregate fair market value represents the approximate settlement result as of the valuation date, based upon quoted market prices and estimated settlement costs, which fluctuate over time. Fair market values and notional amounts do not represent amounts of cash currently exchanged between the parties; cash amounts will be determined upon termination of the contracts considering the notional amounts and quoted market prices, as well as the other derivative items as of the settlement date. Fair market values should not be viewed in isolation but rather in relation to the fair values of the underlying hedge transactions and the overall reduction in the company's exposure to the risks being hedged.

* The aggregate weighted-average exercise price on December 31, 2003 for CEMEX's outstanding stock options, warrants and the CEMEX Asia Holdings obligation described in prior quarterly reports was US$25.54 per ADR. On that same date, the aggregate weighted-average strike price of CEMEX's equity forward agreements put in place to hedge its obligations under the abovementioned stock options was US$26.76 per ADR.

Under Mexican GAAP ("Bulletin C-2"), companies are required to recognize all derivative financial instruments in the balance sheet as assets or liabilities, at their estimated fair market value, with changes in such fair values recorded on the income statement. The exceptions to the rule, as they pertain to CEMEX, are presented when transactions are entered for hedging purposes. In such cases, the related derivative financial instruments should be valued using the same valuation criteria applied to the hedged asset, liability or equity instrument. CEMEX has recognized increases in assets and liabilities, which resulted in a net liability of US512 million, arising from the fair value recognition of its derivatives portfolio as of December 31, 2003. The notional amounts of derivatives substantially match the amounts of underlying assets, liabilities or equity transactions on which the derivatives are being entered into.



Please refer to the end of this report for definition of terms, U.S. dollar transaction methodology and other important disclosures.

Other Activities
-------------------------------------------------------------------------------

CEMEX successfully completes non-dilutive equity offering

On October 29, 2003, CEMEX announced that a total of 29.325 million ADSs were sold by it and certain selling ADS holders in the non-dilutive equity offering, which included the sale of 25.5 million ADSs completed on October 21, 2003, and the sale of an additional 3.825 million ADSs to cover over-allotments completed on October 29, 2003. The underwriters fully exercised their option to purchase the additional 3.825 million ADSs from CEMEX and the selling ADSs holders to cover over-allotments.

The 29.325 million ADSs were sold in the form of both ADSs and CPOs, comprised of 23.325 million ADSs and 30 million CPOs. One ADS represents five CPOs. The ADSs were offered to the public at a price of US$23.15 per ADS, and the CPOs were offered to the public at a price of MXP 52.07 per CPO.

The aggregate proceeds of the offering, including proceeds from the exercise of the over-allotment option, received by CEMEX and the selling ADS holders were approximately US$660 million, after underwriting discounts and commissions. Approximately US$538 million of these proceeds were used to unwind several forward contracts entered into between certain subsidiaries of CEMEX and certain banks, including the selling ADS holders, with the remaining approximately US$122 million, before expenses of the offering, paid to CEMEX. The net proceeds to CEMEX were primarily used to reduce CEMEX's derivatives position, and for debt reduction.

This transaction did not increase the number of shares outstanding and thus did not dilute shareholders.











Please refer to the end of this report for definition of terms, U.S. dollar transaction methodology and other important disclosures.

Operating Results - Mexico
-------------------------------------------------------------------------------

In Mexico, net sales were US$664 million, an increase of 5% versus fourth quarter 2002.

Domestic gray cement volume increased 2% versus fourth quarter 2002, and for the full year rose 4%. Ready-mix volume increased 11% versus the same period in 2002 and 13% for the full year. The industrial and commercial sectors of the economy remain stable, with infrastructure projects and social housing driving most of the demand growth.

CEMEX's average realized gray cement price in Mexico increased 2% in constant pesos versus fourth quarter 2002, and decreased 3% in dollar terms. For the full year 2003, gray cement prices increased 2% in constant pesos and decreased 4% in dollar terms versus 2002. The average ready-mix price increased 1% in constant pesos and decreased 4% in dollar terms compared to fourth quarter 2002. For the full year 2003, ready mix prices decreased 2% in constant pesos and 8% in dollar terms versus 2002.

The average cash cost of goods sold per metric ton decreased 3% in dollar terms versus fourth quarter 2002, and 5% for the full year. The decrease in these costs in dollar terms is due mainly to the depreciation of the Mexican peso between December 2002 and December 2003.


United States
-------------------------------------------------------------------------------

Net sales for CEMEX's U.S. operations were US$446 million, an increase of 14% compared to fourth quarter 2002.

Domestic cement volume increased 10% compared to fourth quarter 2002 and 2% for the full year. Ready-mix volume increased 9% versus fourth quarter 2002 and 4% for the full year. The public works - particularly streets and highways
- and residential sectors were particularly strong in the second half of 2003, while the industrial and commercial sector reversed its downward trend and is now more stable.

The average realized cement price decreased 1% versus fourth quarter 2002 and 2% for the full year, while the average ready-mix price increased 1% over the same period in 2002 and remained flat for the full year.

The average cash cost of goods sold per metric ton decreased 3% versus fourth quarter 2002, due mainly to lower energy costs. For the full year, cash costs per metric ton decreased 1%.


Spain
-------------------------------------------------------------------------------

Net sales for CEMEX Spain were US$275 million, representing an increase of 18% versus fourth quarter 2002.

Domestic cement volume increased 4% compared to fourth quarter 2002 and 5% for the full year. Ready-mix volume increased 4% versus the same period in 2002 and 5% for the full year 2003. Residential construction activity was high during the quarter, while spending in public works remained strong due to Spain's infrastructure program.

The average domestic cement price remained flat in euros and increased 19% in dollar terms compared to fourth quarter 2002. For the full year, cement prices were 1% lower in euros and 18% higher in dollar terms versus 2002. The average ready-mix price increased 2% in euros and 21% in dollar terms versus fourth quarter 2002. For the full year, prices remained flat in euros and were 20% higher in dollar terms.

The average cash cost of goods sold per metric ton increased 28% in dollar terms versus fourth quarter 2002 and 30% for the full year. The increase in cash costs, when expressed in dollar terms, is due mainly to the appreciation of the euro versus the U.S. dollar between December 2002 and December 2003.






Please refer to the end of this report for definition of terms, U.S. dollar transaction methodology and other important disclosures.

Venezuela
-------------------------------------------------------------------------------

Domestic cement volume for CEMEX's Venezuelan operations increased 30% compared to fourth quarter 2002 and decreased 13% for the full year versus 2002. Ready-mix volume increased 36% over fourth quarter 2002 but decreased 6% for the full year compared to 2002. The level of economic activity increased compared to the fourth quarter of 2002, and the government increased its spending on infrastructure projects. Economic activity during December of this year was significantly stronger than in December 2002 because of the general strike in Venezuela at the end of 2002.

Export volume from CEMEX's Venezuelan operations increased 17% compared to fourth quarter 2002 and was up 17% for the full year. The North America and Caribbean regions accounted for 80% and 20%, respectively, of CEMEX Venezuela's fourth quarter exports.

Domestic cement prices decreased 6% in constant bolivar terms and increased 2% in dollar terms compared to fourth quarter 2002. For the full year, cement prices were 3% higher in constant bolivars and 1% lower in dollar terms. The average ready-mix price increased 3% in constant bolivar terms, and 12% in dollar terms compared to fourth quarter 2002. For the full year, ready-mix prices were 6% higher in constant bolivars and flat in dollar terms.

The average cash cost of goods sold per metric ton increased 15% in dollar terms compared to fourth quarter 2002. For the full year, cash costs per metric ton were down 3% in dollar terms.


Colombia
-------------------------------------------------------------------------------

Domestic cement volume for CEMEX's Colombian operations decreased 6% compared to fourth quarter 2002, while for the full year 2003, volume rose 1% compared to 2002. Ready-mix volume increased 32% versus fourth quarter 2002 and 34% for the full year. Spending on infrastructure was weaker than in previous periods because many projects were concluded at the end of the year.

CEMEX's average realized cement price in Colombia was flat in Colombian pesos and 1% lower in dollar terms versus fourth quarter 2002. For the full year 2003, cement prices were 6% higher in Colombian pesos and 7% lower in dollar terms versus 2002. The average ready-mix price increased 7% in Colombian pesos and 6% in dollar terms versus fourth quarter 2002. For the full year, ready-mix prices were 4% higher in Colombian pesos and 8% lower in dollar terms versus 2002.

The average cash cost of goods sold per metric ton increased 12% in dollar terms versus fourth quarter 2002. During 2003, cash costs per metric ton were 11% higher in dollar terms versus 2002.


Other Operations
-------------------------------------------------------------------------------

Net sales for our Central American and Caribbean operations decreased 5% versus fourth quarter 2002. The decline was due mainly to lower sales volumes in Puerto Rico, Costa Rica, and the Dominican Republic. For the full year, net sales increased 15% versus 2002. Domestic cement volume decreased 9% versus fourth quarter 2002 and rose 5% for the full year, while Ready-mix volume dropped 9% versus fourth quarter 2002 and grew 72% for the full year. The full-year increase in ready mix volume is due mainly to the acquisition of Puerto Rican Cement Company, which has sizeable ready-mix operations and was included in our 2002 consolidated results for only five months. Our ready mix-operations in Panama, Costa Rica, and the Dominican Republic also contributed positively to the increased ready-mix volume for the year.

In Egypt, net sales increased 12%, while domestic cement volume fell 22% versus fourth quarter 2002. Investment in infrastructure, although lower than that during fourth quarter 2002, was stronger than expected and remains the main driver of demand. Domestic cement prices were 55% higher in Egyptian pounds and 17% higher in dollar terms versus fourth quarter 2002.

Our Asian operations, which include the Philippines, Thailand, Taiwan and Bangladesh, increased net sales by 4% versus fourth quarter 2002, as our Philippine and Thai operations experienced an improvement in sales. Domestic cement volume for the region decreased 10% compared to fourth quarter 2002 and 2% for the full year. Our weighted-average domestic cement prices in the region increased 25% in dollar terms versus the same period in 2002, and were 2% higher for the full year. Activity in the construction sector in the Philippines remains at a low level, driven mainly by decreased government infrastructure spending.




Please refer to the end of this report for definition of terms, U.S. dollar transaction methodology and other important disclosures.

Consolidated Income Statement & Balance Sheet

CEMEX S.A. de C.V. AND SUBSIDIARIES
(Thousands of U.S. Dollars, except per ADR amounts)

                                                    January - December
                                                                                    Fourth quarter
INCOME STATEMENT                                  2003            2002      % Var.         2003            2002      % Var.
                                             ----------------------------           ------------------------------
-------------------------------------------------------------------------------------------------------------------------------
Net Sales                                      7,164,384       6,543,087      9%        1,786,908       1,620,644     10%
Cost of Sales                                (4,130,046)     (3,655,500)     13%      (1,029,487)       (945,212)      9%
-------------------------------------------------------------------------------------------------------------------------------
Gross Profit                                   3,034,338       2,887,587      5%          757,421         675,432     12%
Selling, General and Administrative Expenses (1,579,134)     (1,577,191)      0%        (415,859)       (419,052)     (1%)
-------------------------------------------------------------------------------------------------------------------------------
-----------------
Operating Income                               1,455,204       1,310,396     11%          341,562         256,380     33%
      Financial Expenses                       (380,648)       (332,522)     14%         (93,723)        (86,950)      8%
      Financial                                   16,691          44,605    (63%)           2,502           6,067    (59%)
Income
      Exchange Gain (Loss), Net                (171,589)        (77,100)     123%        (29,080)         (5,263)     453%
      Monetary Position Gain (Loss)              327,667         352,145     (7%)          90,424          97,585     (7%)
      Gain (Loss) on Marketable Securities      (59,570)       (316,480)    (81%)        (24,649)           6,930     N/A
Total Comprehensive Financing (Cost) Income    (267,449)       (329,353)    (19%)        (54,525)          18,369     N/A
      Other Expenses, Net                      (456,737)       (389,276)     17%        (187,672)       (109,170)     72%
-------------------------------------------------------------------------------------------------------------------------------
Net Income Before Income Taxes                   731,017         591,768     24%           99,365         165,578    (40%)
Income Tax                                      (89,612)        (54,837)     63%         (13,301)         (5,084)     162%
Employees' Statutory Profit Sharing             (16,989)        (10,299)     65%          (9,148)         (1,452)     530%
Total Income Tax & Profit Sharing              (106,601)        (65,136)     64%         (22,448)         (6,536)     243%
-------------------------------------------------------------------------------------------------------------------------------
Net Income Before Participation
  of Uncons. Subs. and Ext. Items                624,416         526,631     19%           76,917         159,042    (52%)
Participation in Unconsolidated Subsidiaries      34,768          30,703     13%           17,346           9,355     85%
Consolidated Net Income                          659,184         557,334     18%           94,262         168,397    (44%)
Net Income Attributable to Min. Interest          30,412          37,063    (18%)           2,929           2,786      5%
MAJORITY INTEREST NET INCOME                     628,772         520,272     21%           91,333         165,611    (45%)
-------------------------------------------------------------------------------------------------------------------------------

EBITDA                                         2,108,028       1,917,064     10%          508,524         417,464     22%
Earnings per ADR                                    1.99            1.74     15%             0.28            0.54    (48%)

-------------------------------------------------------------------------------------------------------------------------------


                                                     As of December 31
BALANCE SHEET                                     2003            2002      % Var.
-------------------------------------------------------------------------------------------------------------------------------
Total Assets                                  16,015,780      15,934,483      1%
     Cash and Temporary Investments              291,382         361,155    (19%)
     Trade Accounts Receivables                  469,534         400,854     17%
     Other Receivables                           404,217         404,070      0%
     Inventories                                 594,580         706,743    (16%)
     Other Current Assets                         66,684          79,855    (16%)
Current Assets                                 1,826,396       1,952,677     (6%)
Fixed Assets                                   9,265,408       8,963,135      3%
Other Assets                                   4,923,975       5,018,671     (2%)
-----------------------------------------------------------------------------------
Total
Liabilities                                    9,249,638       8,983,384      3%
Current
Liabilities                                    2,829,344       2,954,064     (4%)
Long-Term Liabilities                          4,536,828       4,373,888      4%
Other
Liabilities                                    1,883,465       1,655,431     14%
-----------------------------------------------------------------------------------
Consolidated Stockholders' Equity              6,766,142       6,951,099     (3%)
Stockholders' Equity Attributable to Minority
Interest                                         531,965       1,206,785    (56%)
Stockholders' Equity Attributable to Majority
Interest                                       6,234,177       5,744,314      9%
-------------------------------------------------------------------------------------------------------------------------------


Please refer to the end of this report for definition of terms, U.S. dollar translation methodology                      Page 7
and other important disclosures.

Consolidated Income Statement & Balance Sheet

CEMEX S.A. de C.V. AND SUBSIDIARIES
(Thousands of Mexican Pesos in real terms as of December 31, 2003 except per ADR amounts)

                                                   January - December                        Fourth quarter

INCOME STATEMENT                                   2003            2002      % Var.        2003            2002      % Var.
                                             -----------------------------          ------------------------------
-------------------------------------------------------------------------------------------------------------------------------
Net Sales                                      80,527,677      75,042,021      7%      20,084,845      18,586,890      8%
Cost of Sales                                (46,421,722)    (41,924,570)     11%    (11,571,430)    (10,840,480)      7%
-------------------------------------------------------------------------------------------------------------------------------
Gross Profit                                   34,105,955      33,117,451      3%       8,513,414       7,746,410     10%
Selling, General and Administrative Expenses (17,749,464)    (18,088,647)     (2%)    (4,674,259)     (4,806,035)     (3%)
-------------------------------------------------------------------------------------------------------------------------------
Operating Income                               16,356,491      15,028,803      9%       3,839,155       2,940,374     31%
      Financial Expenses                      (4,278,480)     (3,813,668)     12%     (1,053,442)       (997,211)      6%
      Financial                                   187,606         511,573    (63%)         28,128          69,581    (60%)
Income
      Exchange Gain (Loss), Net               (1,928,665)       (884,277)     118%      (326,862)        (60,352)     442%
      Monetary Position Gain (Loss)             3,682,977       4,038,703     (9%)      1,016,370       1,119,184     (9%)
      Gain (Loss) on Marketable Securities      (669,569)     (3,629,737)    (82%)      (277,056)          79,482     N/A
Total Comprehensive Financing (Cost) Income   (3,006,131)     (3,777,406)    (20%)      (612,863)         210,685     N/A
      Other Expenses, Net                     (5,133,726)     (4,464,558)     15%     (2,109,430)     (1,252,048)     68%
-------------------------------------------------------------------------------------------------------------------------------
Net Income Before Income Taxes                  8,216,635       6,786,839     21%       1,116,862       1,899,009    (41%)
Income Tax                                    (1,007,244)       (628,907)     60%       (149,501)        (58,311)     156%
Employees' Statutory Profit Sharing             (190,956)       (118,123)     62%       (102,818)        (16,650)     518%
Total Income Tax & Profit Sharing             (1,198,200)       (747,030)     60%       (252,319)        (74,961)     237%
-------------------------------------------------------------------------------------------------------------------------------
Net Income Before Participation
  of Uncons. Subs. and Ext. Items               7,018,435       6,039,810     16%         864,544       1,824,050    (53%)
Participation in Unconsolidated Subsidiaries      390,794         352,128     11%         194,965         107,286     82%
Consolidated Net Income                         7,409,229       6,391,938     16%       1,059,509       1,931,335    (45%)
Net Income Attributable to Min. Interest          341,834         425,051    (20%)         32,920          31,953      3%
MAJORITY INTEREST NET INCOME                    7,067,395       5,966,888     18%       1,026,588       1,899,383    (46%)
-------------------------------------------------------------------------------------------------------------------------------

EBITDA                                         23,694,237      21,986,547      8%       5,715,812       4,787,838     19%
Earnings per ADR                                                    18.05     24%                            5.65    (44%)
                                                    22.42                                    3.17
-------------------------------------------------------------------------------------------------------------------------------

                                                 As of
                                              December 31
BALANCE SHEET                                      2003            2002      % Var.
-------------------------------------------------------------------------------------------------------------------------------
Total Assets                                  180,017,367     182,750,383     (1%)
     Cash and Temporary Investments             3,275,131       4,142,035    (21%)
     Trade Accounts Receivables                 5,277,561       4,597,340     15%
     Other Receivables                          4,543,395       3,641,689     25%
     Inventories                                6,683,083       8,105,542    (18%)
     Other Current Assets                         749,525       1,908,378    (61%)
Current Assets                                 20,528,695      22,394,981     (8%)
Fixed Assets                                  104,143,188     102,796,955      1%
Other Assets                                   55,345,484      57,558,447     (4%)
------------------------------------------------------------------------------------
Total
Liabilities                                   103,965,928     103,029,193      1%
Current
Liabilities                                    31,801,830      33,879,756     (6%)
Long-Term Liabilities                          50,993,951      50,163,523      2%
Other
Liabilities                                    21,170,146      18,985,913     12%
------------------------------------------------------------------------------------
Consolidated Stockholders' Equity              76,051,440      79,721,191     (5%)
Stockholders' Equity Attributable to Minority
Interest                                        5,979,292      13,840,448    (57%)
Stockholders' Equity Attributable to Majority
Interest                                       70,072,148      65,880,743      6%
-------------------------------------------------------------------------------------------------------------------------------


Please refer to the end of this report for definition of terms, U.S. dollar translation methodology                      Page 8
and other important disclosures.

Operating Summary per Country

In thousands of U.S. dollars

                                                  January - December                      Fourth quarter
                                              ---------------------------          --------------------------
NET SALES                                      2003        2002            % Var.       2003          2002       % Var.
----------------------------------------------------------------------------------------------------------------------------
Mexico                                      2,628,544   2,483,061             6%       663,625       634,698        5%

U.S.A.                                      1,718,265   1,735,539            (1%)      445,625       391,521       14%

Spain                                       1,195,432     964,756            24%       275,068       232,166       18%

Venezuela                                     318,894     303,602             5%        83,840        66,710       26%

Colombia                                      217,234     189,159            15%        57,323        55,504        3%

Egypt                                         132,288     145,978            (9%)       39,300        35,135       12%

Central America & the Caribbean region        562,301     490,104            15%       134,731       141,783       (5%)

Asia region                                   187,204     180,572            4%         45,273        43,413        4%
----------------------------------------------------------------------------------------------------------------------------
Others and intercompany eliminations          204,222      50,316          306%         42,123        19,714      114%
----------------------------------------------------------------------------------------------------------------------------
TOTAL                                       7,164,384   6,543,087            9%      1,786,908     1,620,644       10%
----------------------------------------------------------------------------------------------------------------------------

GROSS PROFIT
----------------------------------------------------------------------------------------------------------------------------
Mexico                                      1,516,616   1,474,069            3%        381,105       374,465        2%

U.S.A.                                        549,817     605,107           (9%)       152,212       126,005       21%

Spain                                         425,234     366,908            16%        98,792        88,578       12%

Venezuela                                     148,358     148,152            0%         39,446        33,798       17%

Colombia                                      121,124     104,002            16%        34,454        31,210       10%

Egypt                                          60,491      51,166            18%        20,350         7,956       156%

Central America & the Caribbean region        179,995     157,486            14%        45,324        40,693       11%

Asia region                                    53,657      46,123            16%        14,453        10,659       36%
----------------------------------------------------------------------------------------------------------------------------
Others and intercompany eliminations          (20,955)    (65,427)          (68%)      (28,714)      (37,933)     (24%)
----------------------------------------------------------------------------------------------------------------------------
TOTAL                                       3,034,338   2,887,587             5%       757,421       675,432       12%
----------------------------------------------------------------------------------------------------------------------------

OPERATING INCOME
----------------------------------------------------------------------------------------------------------------------------
Mexico                                      1,023,738     985,331             4%       237,487       244,370       (3%)

U.S.A.                                        219,998     275,813            (20%)      59,331        47,881       24%

Spain                                         255,770     231,084             11%       53,904        52,417        3%

Venezuela                                     103,465      99,634             4%        26,361        21,307       24%

Colombia                                       87,750      80,112             10%       25,011        24,767        1%

Egypt                                          28,611      19,047             50%        8,708         (556)       N/A

Central America & the Caribbean region         97,073      92,668             5%        23,800        19,823       20%

Asia region                                  (11,815)    (13,713)            (14%)      (3,106)       (6,453)      (52%)
----------------------------------------------------------------------------------------------------------------------------
Others and intercompany eliminations        (349,386)   (459,580)            (24%)     (89,934)     (147,177)      (39%)
----------------------------------------------------------------------------------------------------------------------------
TOTAL                                      1,455,204   1,310,396              11%      341,562       256,380        33%
----------------------------------------------------------------------------------------------------------------------------

EBITDA
----------------------------------------------------------------------------------------------------------------------------
Mexico                                     1,166,338   1,113,772               5%      274,875       276,527        (1%)

U.S.A.                                       369,937     419,171             (12%)      99,286        86,069        15%

Spain                                        339,055     291,658              16%       78,635        69,824        13%

Venezuela                                    152,680     143,743               6%       38,110        31,331        22%

Colombia                                     129,597     116,689              11%       34,197        35,628        (4%)

Egypt                                         57,844      57,538               1%       16,284         9,001        81%

Central America & the Caribbean region       133,699     120,106              11%       33,426        29,071        15%

Asia region                                   19,265      17,223              12%        4,377         1,003       336%

----------------------------------------------------------------------------------------------------------------------------
Others and intercompany eliminations        (260,386)   (362,836)            (28%)     (70,666)     (120,988)      (42%)
----------------------------------------------------------------------------------------------------------------------------
TOTAL                                      2,108,028   1,917,064              10%      508,524       417,464        22%
----------------------------------------------------------------------------------------------------------------------------


Please refer to the end of this report for definition of terms, U.S. dollar translation methodology                   Page 9
and other important disclosures.

Operating Summary per Country

As a percentage of net sales


                                               January - December                            Fourth quarter
                                            -------------------------                   -------------------------
OPERATING INCOME MARGIN                           2003         2002                           2003      2002
------------------------------------------------------------------------------------------------------------------
Mexico                                         38.9%        39.7%                          35.8%       38.5%
U.S.A.                                         12.8%        15.9%                          13.3%       12.2%
Spain                                          21.4%        24.0%                          19.6%       22.6%
Venezuela                                      32.4%        32.8%                          31.4%       31.9%
Colombia                                       40.4%        42.4%                          43.6%       44.6%
Egypt                                          21.6%        13.0%                          22.2%       (1.6%)
Central America & the Caribbean region         17.3%        18.9%                          17.7%       14.0%
Asia region                                    (6.3%)       (7.6%)                         (6.9%)     (14.9%)
------------------------------------------------------------------------------------------------------------------
CONSOLIDATED MARGIN                            20.3%        20.0%                          19.1%       15.8%
------------------------------------------------------------------------------------------------------------------


EBITDA MARGIN
------------------------------------------------------------------------------------------------------------------
Mexico                                         44.4%        44.9%                          41.4%       43.6%
U.S.A.                                         21.5%        24.2%                          22.3%       22.0%
Spain                                          28.4%        30.2%                          28.6%       30.1%
Venezuela                                      47.9%        47.3%                          45.5%       47.0%
Colombia                                       59.7%        61.7%                          59.7%       64.2%
Egypt                                          43.7%        39.4%                          41.4%       25.6%
Central America & the Caribbean region         23.8%        24.5%                          24.8%       20.5%
Asia region                                    10.3%        9.5%                           9.7%         2.3%
-----------------------------------------------------------------------------------------------------------------
CONSOLIDATED MARGIN                            29.4%        29.3%                          28.5%       25.8%
------------------------------------------------------------------------------------------------------------------


















Please refer to the end of this report for definition of terms, U.S. dollar translation methodology and other important disclosures.

Volume Summary

Consolidated volume summary
Cement: Thousands of metric tons
Ready-mix: Thousands of cubic meters


                                           January - December                                    Fourth quarter
                                       -----------------------------                     ---------------------------
                                              2003       2002            % Var.             2003             2002     % Var.
----------------------------------------------------------------------------------------------------------------------------------
Consolidated cement volume                 64,650       61,823             5%              16,273       15,610          4%
Consolidated ready-mix volume              21,669       19,224            13%              5,460         4,902          11%
----------------------------------------------------------------------------------------------------------------------------------




Per-country volume summary


                                           January - December           Fourth quarter              Fourth quarter 2003 Vs.

DOMESTIC CEMENT VOLUME                       2003 Vs. 2002              2003 Vs. 2002                Third quarter 2003
----------------------------------------------------------------------------------------------------------------------------------
Mexico                                             4%                       2%                             2%
U.S.A.                                             2%                      10%                           (10%)
Spain                                              5%                       4%                           (0%)
Venezuela                                        (13%)                     30%                             8%
Colombia                                           1%                      (6%)                          (4%)
Egypt                                            (12%)                    (22%)                          (11%)
Central America & the Caribbean region             5%                      (9%)                           (6%)
Asia Region                                       (2%)                    (10%)                            7%
----------------------------------------------------------------------------------------------------------------------------------


READY-MIX VOLUME
----------------------------------------------------------------------------------------------------------------------------------
Mexico                                            13%                      11%                             1%
U.S.A.                                             4%                       9%                             2%
Spain                                              5%                       4%                            (8%)
Venezuela                                          3%                      56%                             2%
Colombia                                          34%                      32%                            (0%)
Central America & the Caribbean region            72%                      (9%)                          (20%)
Asia Region                                       N/A                      N/A                            N/A
----------------------------------------------------------------------------------------------------------------------------------


EXPORT CEMENT VOLUME
----------------------------------------------------------------------------------------------------------------------------------
Mexico                                           (24%)                    (14%)                           (3%)
Spain                                            (21%)                    (26%)                            4%
Venezuela                                         17%                      17%                           (10%)
----------------------------------------------------------------------------------------------------------------------------------



Please refer to the end of this report for definition of terms, U.S. dollar translation methodology Page 11 and other important disclosures.


Price Summary

                                                                                                        Fourth quarter 2003 Vs.
                                                          Fourth quarter 2003 Vs. 2002                  Third quarter 2003
                                                      --------------------------------------     ---------------------------------
                                                            % Var.             % Var.                 % Var.             % Var.
DOMESTIC CEMENT PRICE                                    U.S. dollar       Local currency          U.S. dollar      Local currency
----------------------------------------------------------------------------------------------------------------------------------
Mexico (1)                                                   (3%)                2%                     (3%)               (2%)
U.S.A.                                                       (1%)               (1%)                    (1%)               (1%)
Spain                                                        19%                (0%)                     6%                (0%)
Venezuela (1)                                                 2%                (6%)                     1%                (4%)
Colombia                                                     (1%)               (0%)                    (1%)               (2%)
Egypt                                                        17%                55%                      4%                 4%
Central America & the Caribbean region (2)                    6%                N/A                     (1%)               N/A
Asia Region (2)                                              25%                N/A                      4%                N/A
----------------------------------------------------------------------------------------------------------------------------------


READY-MIX PRICE
----------------------------------------------------------------------------------------------------------------------------------
Mexico (1)                                                   (4%)                1%                     (3%)               (2%)
U.S.A.                                                        1%                 1%                      0%                 0%
Spain                                                        21%                 2%                      9%                 3%
Venezuela (1)                                                12%                 3%                     (1%)               (5%)
Colombia                                                      6%                 7%                      3%                 2%
Central America & the Caribbean region (2)                   (1%)               N/A                      3%                N/A
Asia Region (2)                                              (2%)               N/A                      1%                N/A
----------------------------------------------------------------------------------------------------------------------------------


1) Local currency price variation for Mexico and Venezuela is presented in constant currency terms as of  December 31, 2003.
2) Volume weighted-average price.



Please refer to the end of this report for definition of terms, U.S. dollar translation methodology and other important disclosures.


Definition of Terms and Disclosures
-------------------------------------------------------------------------------

Methodology for consolidation and presentation of results

CEMEX consolidates its results in Mexican pesos under Mexican generally accepted accounting principles. For the convenience of the reader, U.S. dollar amounts for the consolidated entity are calculated by converting the constant-Mexican peso amounts at the end of each quarter using the end of period Mexican peso/U.S. dollar exchange rate for each quarter. The exchange rates used to convert results for the third quarter of 2003, second quarter of 2003 and third quarter of 2002 are 11.00, 10.46 and 10.22 Mexican pesos per 1 U.S. dollar, respectively. CEMEX's weighted average inflation factor between September 30, 2002 and September 30, 2003 was 7.66%.

Per-country figures are presented in U.S. dollars for the convenience of the reader. In the consolidation process, each country's figures are converted to U.S. dollars (except CEMEX Mexico) and then to Mexican pesos under Mexican generally accepted accounting principles. Each country's figures presented in U.S. dollars at September 30, 2003 and September 30, 2002 can be converted to its original local currency amount by multiplying the U.S. dollar figure by the corresponding exchange rate provided below.

To convert September 30, 2002 U.S. dollar figures for Mexico and Venezuela to constant pesos and bolivars, respectively, as of September 30, 2003 it is necessary to first convert the September 30, 2002 U.S. dollars to the corresponding local currency (using the exchange rates provided below), and then multiply the resulting amount by the inflation rate factor provided in the table below.


                                 September 30
                        ----------------------------
Exchange rate                 2003         2002                     Inflation rate factor
------------------------------------------------------------------------------------------
Mexico                       11.00        10.22                            1.040
Spain                         0.86         1.01
Venezuela                    1,600        1,474                            1.290
Colombia                     2,889        2,828
Egypt                         6.16         4.64
------------------------------------------------------------------------------------------



The Central America & Caribbean region includes CEMEX's operations in Costa Rica, the Dominican Republic, Panama, Nicaragua and Puerto Rico, as well as our trading operations in the Caribbean region. The Asia region includes CEMEX's operations in the Philippines, Taiwan, Thailand and Bangladesh.

CEMEX's quarterly reports before 2003 consolidated CEMEX's operations in Panama and the Dominican Republic into Venezuela. Beginning in 2003, CEMEX's Venezuelan operations do not include Panama and the Dominican Republic for presentation purposes, but are now consolidated into the Central America & Caribbean region. For comparison purposes, Venezuela's and Central America & Caribbean region's figures for 2002 were restated to make them comparable with the new disclosure procedures.

Definition of terms

EBITDA. Equals operating income plus depreciation and operating amortization. Free cash flow. Equals EBITDA minus net interest expense, capital expenditures, change in working capital, taxes paid, dividends on preferred equity, and other cash items.

Capital expenditures. Maintenance spending on our cement and ready mix businesses, and expansion of current facilities of cement and ready mix.

Equity obligations. Equal the outstanding US$650 million balance of preferred equity plus the outstanding US$66 million of preferred capital securities.

Net debt. Equals total debt plus equity obligations, minus cash and cash equivalents. Interest plus preferred dividend coverage. Is calculated by dividing EBITDA for the last twelve months by the sum of interest expense and preferred dividend payments for the last twelve months (all amounts in constant currency terms). Net debt/EBITDA. Is calculated by dividing net debt at the end of the quarter by EBITDA for the last twelve months (EBITDA in constant currency terms).

Capitalization ratio. Is calculated by dividing the sum of total debt, the US$66 million outstanding preferred capital securities, and the present value of the forward agreements put in place to hedge our warrant obligations by the sum of total debt, the US$66 million outstanding preferred capital securities, the present value of the forward agreements put in place to hedge our warrant obligations and consolidated stockholders' equity.

Earnings per ADR

For the calculation of earnings per ADR, the number of average ADRs outstanding used was as follows: 323.3 million for the third quarter of 2003 and 304.2 million for the third quarter of 2002; 312.3 million for the first nine months of 2003, and 297.5 million for the first nine months of 2002.